Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2019 Financial Results
- Q3 Revenues Total $24.1M with $0.34 EPS -

KFAR SAVA, Israel, October 31, 2019 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the third quarter and first nine months ended September 30, 2019.

Financial Results

Third Quarter: Silicom’s revenues for the third quarter of 2019 totalled $24.1 million compared with $31.1 million for the third quarter of 2018.

On a GAAP basis, net income for the quarter totalled $1.9 million, or $0.25 per share (basic and diluted), compared with $3.8 million, or $0.49 per diluted share ($0.50 per basic share), for the third quarter of 2018.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $2.5 million, or $0.34 per share (basic and diluted), compared with $4.7 million, or $0.62 per diluted share ($0.63 per basic share), for the third quarter of 2018.

First Nine Months: Silicom’s revenues for the first nine months of 2019 totalled $79.7 million compared with $88.2 million for the first nine months of 2018.

On a GAAP basis, net income for the period totalled $7.8 million, or $1.03 per share (basic and diluted), compared with $4.8 million, or $0.62 per diluted share ($0.63 per diluted share), for the first nine months of 2018.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $9.5 million, or $1.24 per diluted share ($1.25 per diluted share), compared with $12.4 million, or $1.62 per diluted share ($1.65 per basic share), for the first nine months of 2018.

Guidance for the Fourth Quarter

Management projects that revenues for the fourth quarter of 2019 will total $25 to $26 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “The third quarter was another profitable period with revenues in line with our guidance and positive cash flow. While still not reflected in our top line results, we believe that both of our strategic growth drivers – including Edge for SDWAN/NFV and networking-related FPGAs – are closer than ever to ramp-up. We expect both to increase their contribution to our top line in the year ahead, supporting significant growth in 2020 with further acceleration in 2021. We see that some of our customers are already beginning to ramp up deployment quantities, and others are finalizing their deployment plans for these markets. This process confirms the indications provided by market reports, which project significant growth for both markets in the coming years.”

Mr. Orbach continued, “In fact, the Edge/SDWAN/NFV market is now growing in both the Telco space, the segment on which we focused initially, and the Enterprise space, which we believe, as demonstrated by the Design Win we announced earlier this week, will also become a significant  growth vector for us within this market. We also see an increased interest in LTE-supported SDWAN activity, a market in which we have strong positioning due to the heavy investments we have made in this technology.

“We are excited by all of these trends as they are in line with our positioning for our current customers and wins, confirming the soundness of our growth strategy. We believe that the ramp-up of our major Edge-related wins will finally begin during 2020, and that the FPGA-related wins secured during the past year will begin making a real contribution in 2020, followed by accelerated growth during 2021.”

Mr. Orbach concluded, “We plan to continue and invest in both the Edge and the FPGA spaces, building more products and solutions, further deepening our pipeline and transforming opportunities currently in the pipeline into Design Wins. With superior products and technologies, Design Wins with larger and larger companies, significant loyal customers, a strong balance sheet and an excellent cash position, we are ideally positioned to benefit from the long-term development of the industry’s strongest trends and remain strongly confident about our prospects.”

Conference Call Details
Silicom’s Management will host an interactive conference today, October 31st, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
 UK: 0 800-917-5108
 ISRAEL: 03 918 0609
 INTERNATIONAL:  +972 3 918 0609
 At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures
This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2019	2018

Assets

Current assets
Cash and cash equivalents	$15,938	$26,808
Short-term bank deposits	13,542	-
Marketable securities	8,817	1,600
Accounts receivables: Trade, net	22,446	23,817
Accounts receivables: Other	4,027	9,487
Inventories	32,378	42,369
Total current assets	97,148	104,081

Marketable securities	50,735	45,612
Assets held for employees’ severance benefits	1,666	1,517
Deferred tax assets	1,813	894
Property, plant and equipment, net	3,556	3,670
Intangible assets, net	1,600	966
Right of Use	3,374	-
Goodwill	25,561	25,561
Total assets	$185,453	$182,301

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$9,235	$15,407
Other accounts payable and accrued expenses	6,512	6,133
Lease Liabilities	1,289	-

Total current liabilities	17,036	21,540

Lease Liabilities	2,148	-
Liability for employees’ severance benefits	2,951	2,612

Total liabilities	22,135	24,152

Shareholders' equity
Ordinary shares and additional paid-in capital	56,488	54,643
Treasury shares	(4,527)	(38)
Retained earnings	111,357	103,544
Total shareholders' equity	163,318	158,149

Total liabilities and shareholders' equity	$185,453	$182,301

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2019	2018	2019	2018
Sales	$24,104	$31,104	$79,733	$88,229
Cost of sales	15,720	20,583	52,495	64,269
Gross profit	8,384	10,521	27,238	23,960

Research and development expenses	3,873	3,666	11,352	10,744
Selling and marketing expenses	1,575	1,599	4,896	4,731
General and administrative expenses	995	956	3,072	2,931
Total operating expenses	6,443	6,221	19,320	18,406

Operating income (loss)	1,941	4,300	7,918	5,554

Financial income, net	361	235	1,086	719
Income (Loss) before income taxes	2,302	4,535	9,004	6,273
Income taxes	407	769	1,191	1,510
Net income (loss)	$1,895	$3,766	$7,813	$4,763

Basic income (loss) per ordinary share (US$)	$0.25	$0.50	$1.03	$0.63

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,506	7,553	7,561	7,551

Diluted income (loss) per ordinary share (US$)	$0.25	$0.49	$1.03	$0.62

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,551	7,641	7,614	7,660

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2019	2018	2019	2018

GAAP gross profit	$8,384	$10,521	$27,238	$23,960
(1) Share-based compensation (*)	108	91	330	237
(2) Discontinued project-related write-offs	-	-	-	4,985
Non-GAAP gross profit	$8,492	$10,612	$27,568	$29,182

GAAP operating income (loss)	$1,941	$4,300	$7,918	$5,554
Gross profit adjustments	108	91	330	5,222
(1) Share-based compensation (*)	462	547	1,457	1,470
(2) Discontinued project-related write-offs	-	-	-	13
(3) Amortization of acquired intangible assets	-	316	-	933
Non-GAAP operating income	$2,511	$5,254	$9,705	$13,192

GAAP net income (loss)	$1,895	$3,766	$7,813	$4,763
Operating income adjustments	570	954	1,787	7,638
(4) Taxes on amortization of acquired intangible assets	69	8	(142)	24
Non-GAAP net income	$2,534	$4,728	$9,458	$12,425

GAAP net income (loss)	$1,895	$3,766	$7,813	$4,763
Adjustments for Non-GAAP cost of sales	108	91	330	5,222
Adjustments for Non-GAAP Research and development expenses	219	410	682	1,180
Adjustments for Non-GAAP Selling and marketing expenses	119	280	375	760
Adjustments for Non-GAAP General and administrative expenses	124	173	400	476
Adjustments for Non-GAAP Income taxes	69	8	(142)	24
Non-GAAP net income	$2,534	$4,728	$9,458	$12,425

GAAP basic income (loss) per ordinary share (US$)	$0.25	$0.50	$1.03	$0.63
(1) Share-based compensation (*)	0.08	0.08	0.24	0.23
(2) Discontinued project-related write-offs	-	-	-	0.66
(3-4) Acquisition-related adjustments	0.01	0.05	(0.02)	0.13
Non-GAAP basic income per ordinary share (US$)	$0.34	$0.63	$1.25	$1.65

GAAP diluted income (loss) per ordinary share (US$)	$0.25	$0.49	$1.03	$0.62
(1) Share-based compensation (*)	0.08	0.08	0.23	0.22
(2) Discontinued project-related write-offs	-	-	-	0.65
(3-4) Acquisition-related adjustments	0.01	0.05	(0.02)	0.13
Non-GAAP diluted income per ordinary share (US$)	$0.34	$0.62	$1.24	$1.62

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))